As filed with the U.S. Securities and Exchange Commission on May 31, 2022

Registration No. 333-225443

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

____________________

POST-EFFECTIVE AMENDMENT NO. 1 TO

FORM F-6

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

For Depositary Shares Evidenced by American Depositary Receipts

RISE Education Cayman Ltd.

(Exact name of issuer of deposited securities as specified in its charter)

n/a

(Translation of issuer's name into English)

The Cayman Islands

(Jurisdiction of incorporation or organization of issuer)

JPMORGAN CHASE BANK, N.A.

(Exact name of depositary as specified in its charter)

383 Madison Avenue, Floor 11, New York, New York 10179

Telephone (800) 990-1135

(Address, including zip code, and telephone number, including area code, of depositary’s principal executive offices)

Cogency Global Inc.

10 East 40th Street, 10th Floor

New York, NY 10016

Telephone: (800) 221-0102

(Address, including zip code, and telephone number, including area code, of agent for service)

Copy to:

JPMorgan Chase Bank, N.A.

383 Madison Avenue, Floor 11

New York, NY, 10179

Tel. No.: (800) 990-1135

It is proposed that this filing become effective under Rule 466

☒	immediately upon filing
☐	on (Date) at (Time)

If a separate registration statement has been filed to register the deposited shares, check the following box. ☐

CALCULATION OF REGISTRATION FEE

Title of each class of Securities to be registered	Amount to be registered	Proposed maximum aggregate price per unit (1)	Proposed maximum aggregate offering price (2)	Amount of registration fee
American Depositary Shares evidenced by American Depositary Receipts, each American Depositary Share representing a specified number of Ordinary Shares, par value US$0.01 per share, of RISE Education Cayman Ltd	N/A	N/A	N/A	N/A
(1)	Each unit represents one American Depositary Share.

(2)	Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of American Depositary Receipts evidencing American Depositary Shares.

Pursuant to Rule 429, the Prospectus contained herein also relates to American Depositary Shares registered under Form F-6 Registration Statement No. 333-220873.

PART I

INFORMATION REQUIRED IN PROSPECTUS

The Prospectus consists of the proposed form of American Depositary Receipt ("ADR" or "American Depositary Receipt") included as Exhibit A to the Amendment No. 1 to Deposit Agreement filed as Exhibit (a)(2) to this Post-Effective Amendment to Registration Statement on Form F-6, which is incorporated herein by reference.

CROSS REFERENCE SHEET

Item 1. DESCRIPTION OF SECURITIES TO BE REGISTERED

Item Number and Caption			Location in Form of American Depositary Receipt Filed Herewith as Prospectus

(1)	Name and address of Depositary		Introductory paragraph and bottom of face of American Depositary Receipt

(2)	Title of American Depositary Receipts and identity of deposited securities		Face of American Depositary Receipt, top center

Terms of Deposit:

	(i)	Amount of deposited securities represented by one unit of American Depositary Shares	Face of American Depositary Receipt, upper right corner

	(ii)	Procedure for voting, if any, the deposited securities	Paragraph (5), (6), (11) and (12)

	(iii)	Collection and distribution of dividends	Paragraphs (4), (5), (7) and (10)

	(iv)	Transmission of notices, reports and proxy soliciting material	Paragraphs (3), (8), (11) and (12)

	(v)	Sale or exercise of rights	Paragraphs (4), (5) and (10)

	(vi)	Deposit or sale of securities resulting from dividends, splits or plans of reorganization	Paragraphs (3), (4), (5), (10) and (13)

	(vii)	Amendment, extension or termination of the Deposit Agreement	Paragraphs (15), (16) and (17)

	(viii)	Rights of holders of ADRs to inspect the transfer books of the Depositary and the list of Holders of ADRs	Paragraph (3)

	(ix)	Restrictions upon the right to deposit or withdraw the underlying securities	Paragraphs (1), (2), (4), (5) and (6)

	(x)	Limitation upon the liability of the Depositary	Paragraph (14)

(3)	Fees and Charges		Paragraph (7)

Item 2. AVAILABLE INFORMATION

Item Number and Caption		Location in Form of American Depositary Receipt Filed Herewith as Prospectus

(a)	Statement that RISE Education Cayman Ltd is subject to the periodic reporting requirements of the Securities Exchange Act of 1934, as amended, and, accordingly files certain reports with the Securities and Exchange Commission, and that such reports can be inspected by holders of American Depositary Receipts and copied at public reference facilities maintained by the Securities and Exchange Commission in Washington, D.C.	Paragraph (8)

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3. EXHIBITS

(a)(1)	Deposit Agreement. Form of Deposit Agreement among RISE Education Cayman Ltd, JPMorgan Chase Bank, N.A., as depositary (the “Depositary”), and all holders from time to time of ADRs issued thereunder (the “Deposit Agreement”). Previously filed as Exhibit (a) to Post-Effective Amendment No. 1 to Registration Statement on Form F-6/A (File No. 333-220873) filed on October 17, 2017 and incorporated by reference herein.

(a)(2)	Form of Amendment to Deposit Agreement, including the form of American Depositary Receipt. Filed herewith as Exhibit (a)(2).

(b)	Any other agreement to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereunder or the custody of the deposited securities represented thereby. Not Applicable.

(c)	Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. Not Applicable.

(d)	Opinion of counsel to the Depositary as to the legality of the securities being registered. Previously filed.

(e)	Certification under Rule 466. Filed herewith as Exhibit (e).

(f)	Power of Attorney for certain officers and directors of the Registrant. Included as part of the signature pages hereto.

Item 4. UNDERTAKINGS

(a)	The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the American Depositary Receipts, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b)	If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an American Depositary Receipt thirty days before any change in the fee schedule.

SIGNATURE

Pursuant to the requirements of the Securities Act of 1933, as amended, JPMorgan Chase Bank, N.A. on behalf of the legal entity created by the Deposit Agreement, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment to Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in The City of New York, State of New York, on May 31, 2022.

Legal entity created by the form of Deposit Agreement for the issuance of ADRs evidencing American Depositary Shares

By:	JPMORGAN CHASE BANK, N.A., as Depositary

By:	/s/ Lisa M. Hayes
Name:	Lisa M. Hayes
Title:	Vice President

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, RISE Education Cayman Ltd certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment to Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in Beijing, China, on May 31, 2022.

RISE EDUCATION CAYMAN LTD

By:	/s/ Lihong Wang
Name:	Lihong Wang
Title:	Chairwoman and Chief Executive Officer

Each person whose signature appears below constitutes and appoints each of Lihong Wang and Alex Wu as attorneys-in-fact with full power of substitution, for him or her in any and all capacities, to do any and all acts and all things and to execute any and all instruments which said attorney and agent may deem necessary or desirable to enable the registrant to comply with the Securities Act of 1933, as amended (the “Securities Act”), and any rules, regulations and requirements of the Securities and Exchange Commission thereunder, in connection with the registration under the Securities Act of American depositary shares (the “ADSs”) representing ordinary shares of the registrant, including, without limitation, the power and authority to sign the name of each of the undersigned in the capacities indicated below to the Registration Statement on Form F-6 (the “Registration Statement”) to be filed with the Securities and Exchange Commission with respect to such ADSs, to any and all amendments or supplements to such Registration Statement, whether such amendments or supplements are filed before or after the effective date of such Registration Statement, to any related Registration Statement filed pursuant to Rule 462(b) under the Securities Act, and to any and all instruments or documents filed as part of or in connection with such Registration Statement or any and all amendments thereto, whether such amendments are filed before or after the effective date of such Registration Statement; and each of the undersigned hereby ratifies and confirms all that such attorney and agent shall do or cause to be done by virtue hereof.

Under the requirements of the Securities Act of 1933, as amended, this Post-Effective Amendment to Registration Statement on Form F-6 has been signed by the following persons on May 31, 2022 in the capacities indicated.

Signature	Title

/s/ Lihong Wang Lihong Wang	Chairwoman, Chief Executive Officer and Director (Principal Executive Officer)

/s/ Jonathan Jia Zhu Jonathan Jia Zhu	Director

/s/ Zhongjue Chen Zhongjue Chen	Director

/s/ Weili Hong	Independent Director
Weili Hong

/s/ Jun Yan Jun Yan	Independent Director

/s/ Alex Wu Alex Wu	Acting Chief Financial Officer (Principal Financial and Accounting officer)

SIGNATURE OF AUTHORIZED U.S. REPRESENTATIVE OF THE REGISTRANT

Pursuant to the requirements of the United States Securities Act of 1933, as amended, the undersigned, the registrant’s duly authorized representative in the United States, has signed this Post-Effective Amendment to Registration Statement on Form F-6 in the City of New York, State of New York, on the 31st day of May, 2022.

AUTHORIZED U.S. REPRESENTATIVE

By:	/s/ Colleen A. De Vries
Name:	Colleen A. De Vries
Title:	Senior Vice President

INDEX TO EXHIBITS

Exhibit Number

(a)(2)	Form of Amendment No. 1 to Deposit Agreement.

(e)	Rule 466 Certification.